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                              June 30, 2020

       Benjamin M. Hanson
       President and Chief Executive Officer
       Capstar Special Purpose Acquisition Corp.
       405 West 14th Street
       Austin, TX 78701

                                                        Re: CAPSTAR SPECIAL
PURPOSE ACQUISITION CORP.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 24, 2020
                                                            File No. 333-239094

       Dear Mr. Hanson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 24,
2020

       Exhibit 4.4, page II-6

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action,
proceeding or claim against it arising out of or relating in any way to the agreement shall
be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction,    which jurisdiction shall be exclusive.    If this provision
                                                        requires investors in
this offering to bring any such action, proceeding or claim in the courts of the State of
New York or the United States District Court for the Southern
                                                        District of New York,
please disclose such provision in your registration statement, and disclose whether this
provision applies to actions arising under the Securities Act or
 Benjamin M. Hanson
Capstar Special Purpose Acquisition Corp.
June 30, 2020
Page 2
      Exchange Act. If the provision applies to actions arising under the Securities Act or
      Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271
with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin M. Hanson
                                                       Division of Corporation
Finance
Comapany NameCapstar Special Purpose Acquisition Corp.
                                                       Office of Energy &
Transportation
June 30, 2020 Page 2
cc:       Jason Simon
FirstName LastName